UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 28, 2026

Dana Incorporated

(Exact name of registrant as specified in its charter)

Delaware	1-1063	26-1531856
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

3939 Technology Drive, Maumee, Ohio 43537

(Address of principal executive offices) (Zip Code)

(419) 887-3000

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Title of Each Class	Trading Symbol	Name of Each Exchange on which Registered
Common Stock, $0.01 par value	DAN	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Items 2.02 and 7.01  Results of Operations and Financial Condition and Regulation FD Disclosure

Dana Incorporated today issued a news release announcing its results for the quarter ended September 30, 2026. A copy of the press release is attached hereto as Exhibit 99.1.

The information in this report is being “furnished” and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, is not subject to the liabilities of that section and is not deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except as shall be expressly set forth by specific reference in such a filing.

Item 9.01.  Financial Statements and Exhibits.

(d) Exhibits. The following item is furnished with this report.

Exhibit No.	Description

99.1	Dana Incorporated Press Release dated October 28, 2026

104	Cover Page Interactive Data File (embedded within the Inline XBRL

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DANA INCORPORATED

Date: October 28, 2026	By:	/s/ Douglas H. Liedberg
	Name:	Douglas H. Liedberg
	Title:	Senior Vice President, Chief Legal and Human Resources Officer and Secretary

3

Exhibit 99.1

Dana Incorporated Reports Strong Third-Quarter Results;

Eaton Mobility Transaction on Track; Increases Share Repurchases

Third-Quarter Highlights:

•	Sales of $2.0 billion, an increase of $121 million versus the third quarter of 2025

•	Net income of $15 million, including $29 million from discontinued operations and $41 million of debt-extinguishment and net tax charges

•	Adjusted EBITDA of $218 million; $56 million higher than third quarter of 2025

•	10.7 percent adjusted EBITDA margin; 220 basis points higher than prior year

•	Achieved $60 million in cost savings year to date

•	Repurchased 6.6 million shares, returning $200 million to shareholders

•	Year-to-date shareholder repurchases of $369 million

•	Planning an additional ~$100 million of repurchases in the fourth quarter of 2026

•	Eaton Mobility transaction remains on track to close around the end of the first quarter of 2027

•	Nearly all regulatory approvals have been obtained with only one pending

MAUMEE, Ohio, October 28, 2026 – Dana Incorporated (NYSE: DAN) today announced its third-quarter 2026 financial results, delivering strong performance with higher sales and expanding margins.

“Dana delivered strong third-quarter results, reflecting our continued focus on operating the business well and executing our strategy with discipline,” said Byron Foster, Chief Executive Officer. “Productivity gains, commercial initiatives, and structural cost reductions are driving meaningful margin improvement as we capitalize on stronger commercial vehicle demand and continue to return capital to shareholders. As we work toward closing the Eaton Mobility transaction, we remain firmly focused on delivering strong performance today while preparing to create an even stronger, more diversified company positioned for long-term growth and shareholder value.”

Sales in the third quarter of 2026 totaled $2.04 billion, compared with $1.92 billion in the same period of 2025. The increase was primarily driven by stronger commercial vehicle demand, backlog conversion, and commercial and cost-recovery actions.

Adjusted EBITDA for the third quarter was $218 million, representing a 10.7 percent margin, compared with $162 million, 8.5 percent margin, for the same period in 2025. Cost-savings actions, operational efficiency improvements, and commercial initiatives were the primary drivers of the improvement.

Net loss from continuing operations was $10 million in the third quarter of 2026, compared with net income of $13 million in the same period of 2025. Diluted loss per share from continuing operations was $0.13, compared with diluted earnings per share of $0.07 last year. Significantly improved operating performance and lower net interest expense were more than offset by a $24 million loss on the extinguishment of debt and higher income tax expense, including a $29 million charge related to the settlement of a foreign income tax partially offset by a $12 million benefit associated with post Off-Highway sale restructuring actions.

Adjusted net income improved to $44 million in the third quarter of 2026 from an adjusted net loss of $5 million in the prior-year period, while diluted adjusted earnings per share improved to $0.41 from an adjusted loss per share of $0.04.

Operating cash flow was $102 million in the third quarter of 2026, compared with $111 million in the prior-year period. Adjusted free cash flow was $66 million, compared with $101 million in the prior-year period. Higher earnings from continuing operations and lower one-time costs, net interest and cash taxes partially offset the absence of cash generation from the divested Off-Highway business, higher capital spending, and working capital timing.

Dana today announced an increase in its planned share repurchases ahead of the closing of the Eaton Mobility transaction. During the third quarter, the company repurchased approximately 6.6 million shares for $200 million, bringing year-to-date capital returned to shareholders through share repurchases to $369 million. Dana expects to repurchase an additional $100 million of shares in the fourth quarter of 2026.

“We continue to see compelling strategic and financial benefits from the combination with Eaton Mobility and are confident in the value the transaction will create for our shareholders, customers, and employees,” Foster added. “As we move toward closing, we are also maximizing the opportunities available to return capital to shareholders. Our increased fourth-quarter repurchases underscore our confidence in Dana and our commitment to shareholder value.”

Dana has revised its full-year guidance, raising its sales outlook by approximately $50 million, reflecting higher demand and recoveries. The company maintained its adjusted EBITDA, diluted adjusted EPS, and adjusted free cash flow guidance.

Revised 2026 Financial Targets

Revised Guidance
Sales	$7.75 to $7.85 billion
Adjusted EBITDA	$800 to $850 million
Implied adjusted EBITDA margin	~10.6%
Diluted Adjusted EPS	$1.75 to $2.25
Adjusted free cash flow	$275 to $375 million

Dana to Host Conference Call at 9 a.m. Wednesday, October 28

Dana will discuss its third-quarter 2026 results in a conference call at 9 a.m. EDT on Wednesday, October 28. The conference call can be accessed by telephone from both domestic and international locations using the information provided below:

Conference ID: 596 110 089

Participant Toll-Free Dial-In Number: +1 833-461-5787

Participant Toll Dial-In Number: +1 585-542-9983

Audio streaming and slides will be available online via a link provided on the Dana investor website: www.dana.com/investors. Phone registration will be available beginning at 8:30 a.m. EDT.

A webcast replay can be accessed via Dana’s investor website following the call.

Cautionary Notes on Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between Eaton Corporation plc (“Eaton”), Dana Incorporated (“Dana”) and Mobility (USA) Corporation (“SpinCo”), as well as statements regarding Dana’s business, financial condition and results of operations more generally. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “potential,” “continue,” “ongoing,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding Dana’s current expectations, estimates and projections about its industry and business, the expected timing and structure of the proposed transaction and financing of the transaction, the ability of the parties to complete the proposed transaction, the expected benefits of the proposed transaction, including future financial and operating results and strategic and synergistic benefits, the tax consequences of the proposed transaction and the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward-looking statements.

These forward-looking statements are based on Dana’s current expectations and are subject to risks and uncertainties and are not guarantees of future results. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, the ability to complete the proposed transaction on the timeframe or on the terms currently anticipated or at all, including due to a failure to obtain requisite stockholder and/or regulatory approvals; risks related to difficulties, inabilities or delays in integrating the businesses of Dana and SpinCo; the ability to realize the anticipated benefits of the proposed transaction, including estimated combined EBITDA, estimated combined revenue and estimated run-rate cost synergies; potential impact of the proposed transaction on Dana’s stock price; restrictions on the conduct of Dana’s business prior to and after closing and on its ability to pursue alternatives to the proposed transaction; the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, or unforeseen or unknown liabilities; the ability of the combined company to implement its business strategy; the inability of the combined company to retain and hire key personnel; the occurrence of any event that could give rise to termination of the proposed transaction; the risk that stockholder litigation in connection with the proposed transaction or other litigation, settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; risks relating to the ability to obtain financing for the transaction upon acceptable terms or at all; evolving legal, regulatory and tax regimes; changes in general economic and/or industry specific conditions; global economic repercussions related to U.S. and global inflationary pressures and potential recessionary concerns; the risks that the anticipated tax treatment of the proposed transaction is not obtained; the risk of greater than expected difficulty in separating the business of SpinCo from the other businesses of Eaton; risks related to the disruption of management time from ongoing business operations due to the pendency of the proposed transaction, or other effects of the pendency of the proposed transaction on the relationship of any of the parties to the transaction with their employees, customers, suppliers or other counterparties; and other risk factors detailed from time to time in Dana’s reports filed with the Securities and Exchange Commission (the “SEC”), including Dana’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC, including documents that will be filed with the SEC in connection with the proposed transaction. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. Dana does not undertake, and expressly disclaims, any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, SpinCo filed with the SEC a registration statement on Form S-1/S-4 (the “Form S-1/S-4”) that constitutes a prospectus with respect to the shares of common stock, par value $0.01 per share, of SpinCo (the “SpinCo shares”) to be issued to Eaton shareholders in the proposed exchange offer (the “prospectus/offer to exchange”). Eaton intends to file with the SEC a tender offer statement (the “Schedule TO”) with respect to the offer by Eaton to exchange all SpinCo shares for ordinary shares, par value $0.01 per share, of Eaton that are validly tendered and not properly withdrawn prior to the expiration of the exchange offer (if any). In addition, SpinCo filed with the SEC a registration statement on Form S-4 (the “Form S-4”) that includes a proxy statement of Dana and that also constitutes a prospectus of SpinCo with respect to the SpinCo shares to be issued in the proposed merger (the “proxy statement/prospectus”). Each of Eaton, SpinCo and Dana may also file other relevant documents with the SEC regarding the proposed transaction.

This document is not a substitute for the Form S-1/S-4, Schedule TO, Form S-4, prospectus/offer to exchange, proxy statement/prospectus or any other document that Eaton, SpinCo or Dana may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, THE SCHEDULE TO; THE PROSPECTUS/OFFER TO EXCHANGE, THE PROXY STATEMENT/PROSPECTUS AND

ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT EATON, DANA, SPINCO AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the Form S-1/S-4, Schedule TO, Form S-4, the prospectus/offer to exchange and the proxy statement/prospectus and other documents containing important information about Eaton, Dana and SpinCo and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with, or furnished to, the SEC by Eaton and SpinCo will be available free of charge on Eaton’s website at https://www.eaton.com/us/en-us/company/investor-relations.html. Copies of the documents filed with, or furnished to, the SEC by Dana will be available free of charge on Dana’s website at https://danaincorporated.gcs-web.com/. The information included on, or accessible through, Eaton or Dana’s website is not incorporated by reference into this communication.

Participants in the Solicitation

Eaton, Dana, SpinCo and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Eaton, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Eaton’s proxy statement for its 2026 Annual General Meeting of Shareholders, which was filed with the SEC on March 13, 2026. Information about the directors and executive officers of Dana, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Form S-1/S-4 and the Form S-4. Investors should read Form S-1/S-4, Schedule TO, Form S-4, the prospectus/offer to exchange and the proxy statement/prospectus carefully if and when available before making any voting or investment decisions. You may obtain free copies of these documents from Eaton or Dana using the sources indicated above.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy or exchange any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or in a transaction exempt from the registration requirements of the Securities Act.

Note Regarding Use of Non-GAAP Financial Measures

In addition to the financial measures presented in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”), this communication includes certain non-GAAP financial measures (collectively, the “Non-GAAP Measures”), such as adjusted EBITDA, adjusted EBITDA margin, adjusted net income (loss) attributable to the parent company, diluted adjusted EPS, and adjusted free cash flow.

Adjusted EBITDA is a non-GAAP financial measure which we have defined as net income (loss) before interest, income taxes, depreciation, amortization, equity grant expense, restructuring expense, expenses related to the acquisition of the Eaton Mobility business, non-service cost components of pension and other postretirement benefit costs and other adjustments not related to our core operations (gain/loss on debt extinguishment, pension settlements, divestitures, impairment, etc.). Adjusted EBITDA is a measure of our ability to maintain and continue to invest in our operations and provide shareholder returns. We use adjusted EBITDA in assessing the effectiveness of our business strategies, evaluating and pricing potential acquisitions and as a factor in making incentive compensation decisions. In addition to its use by management, we also believe adjusted EBITDA is a measure widely used by securities analysts, investors and others to evaluate financial performance of our company relative to other Tier 1 automotive suppliers.

Adjusted net income (loss) attributable to the parent company is a non-GAAP financial measure which we have defined as net income (loss) attributable to the parent company, excluding any discrete income tax items, restructuring charges, expenses related to the acquisition of the Eaton Mobility business, amortization expense and other adjustments not related to our core operations (as used in adjusted EBITDA), net of any associated income tax effects. This measure is considered useful for purposes of providing investors, analysts and other interested parties with an indicator of ongoing financial performance that provides enhanced comparability to net income (loss) attributable to the parent company reported by other companies. Adjusted net income (loss) attributable to the parent company is neither intended to represent nor be an alternative measure to net income (loss) attributable to the parent company reported in accordance with GAAP.

Diluted adjusted EPS is a non-GAAP financial measure which we have defined as adjusted net income (loss) attributable to the parent company divided by adjusted diluted shares. We define adjusted diluted shares as diluted shares as determined in accordance with GAAP based on adjusted net income (loss) attributable to the parent company. This measure is considered useful for purposes of providing investors, analysts and other interested parties with an indicator of ongoing financial performance that provides enhanced comparability to EPS reported by other companies. Diluted adjusted EPS is neither intended to represent nor be an alternative measure to diluted EPS reported in accordance with GAAP.

Adjusted free cash flow is a non-GAAP financial measure which we have defined as net cash provided by (used in) operating activities less purchases of property, plant and equipment plus proceeds from sale of property, plant and equipment plus cash paid for purchase of electric capacity demand rights plus cash paid for Off-Highway business divestiture related activities and cash paid for Eaton Mobility acquisition related activities. We believe adjusted free cash flow is useful to investors in evaluating the operational cash flow of the company inclusive of the spending required to maintain the operations. Adjusted free cash flow is not intended to represent nor be an alternative to the measure of net cash provided by (used in) operating activities reported in accordance with GAAP. Adjusted unlevered free cash flow is also a non-GAAP financial measure, which we have defined as adjusted free cash flow less cash interest, net.

These Non-GAAP Measures should not be used in isolation or as a substitute or alternative to results determined in accordance with U.S. GAAP. In addition, Dana’s and Eaton’s definitions of these Non-GAAP Measures may not be comparable to similarly titled non-GAAP financial measures reported by other companies. A reconciliation of these Non-GAAP Measures to the most directly comparable financial measures calculated and reported in accordance with U.S. GAAP can be found in Dana’s filings with the SEC, except for financial guidance, projections and other forward-looking information since such a reconciliation is not practicable without unreasonable effort as Dana is unable to reasonably forecast certain amounts that are necessary for such reconciliation. For example, we have not provided a reconciliation of our adjusted EBITDA outlook to the most comparable GAAP measures of net income (loss). Providing net income (loss) guidance is potentially misleading and not practical given the difficulty of projecting event-driven transactional and other non-core operating items that are included in net income (loss), including restructuring actions, asset impairments and certain income tax adjustments. The accompanying reconciliations of these non-GAAP measures with the most comparable GAAP measures for the historical periods presented are indicative of the reconciliations that will be prepared upon completion of the periods covered by the non-GAAP guidance.

About Dana Incorporated

Dana Incorporated (NYSE: DAN) is a global leader in the design and manufacture of highly efficient propulsion solutions for the light- and commercial-vehicle markets. Guided by its vision to be the world’s best powertrain company, Dana delivers advanced conventional and clean-energy technologies that help customers improve the performance, efficiency, and durability of their vehicles. The company supplies leading vehicle manufacturers and related aftermarkets with industry-defining drive systems, electrodynamic technologies, and thermal and sealing solutions.

Headquartered in Maumee, Ohio, USA, Dana reported sales of $7.5 billion in 2025. With a history dating to 1904, the company employs 27,000 people in 24 countries across six continents. Learn more at dana.com.

###

Contact:	Craig Barber

+1-419-887-5166

craig.barber@dana.com

DANA INCORPORATED

Consolidated Statement of Operations (Unaudited)

For the Three Months Ended September 30, 2026 and 2025

(In millions, except per share amounts)	Three Months Ended September 30,
	2026	2025
Net sales	$2,038	$1,917
Costs and expenses
Cost of sales	1,837	1,751
Selling, general and administrative expenses	97	87
Amortization of intangibles	1	2
Restructuring charges, net	5	4
Other income (expense), net	(6)	(20)

Earnings from continuing operations before interest and income taxes	92	53
Loss on extinguishment of debt	(24)	—
Interest income	4	3
Interest expense	20	47

Earnings from continuing operations before income taxes	52	9
Income tax expense (benefit)	64	(2)
Equity in earnings of affiliates	2	2

Net income (loss) from continuing operations	(10)	13
Net income from discontinued operations	29	74

Net income	19	87
Less: Noncontrolling interests net income from continuing operations	4	4

Net income attributable to the parent company	$15	$83

Net income (loss) per share available to common stockholders
Basic earnings (loss) per share from continuing operations	$(0.13)	$0.07
Basic earnings per share from discontinued operations	0.27	0.58

Basic earnings per share	$0.14	$0.65

Diluted earnings (loss) per share from continuing operations	$(0.13)	$0.07
Diluted earnings per share from discontinued operations	0.27	0.57

Diluted earnings per share	$0.14	$0.64

Weighted-average shares outstanding - Basic	105.5	128.4
Weighted-average shares outstanding - Diluted	105.5	130.8

DANA INCORPORATED

Consolidated Statement of Operations (Unaudited)

For the Nine Months Ended September 30, 2026 and 2025

(In millions, except per share amounts)	Nine Months Ended September 30,
	2026	2025
Net sales	$5,916	$5,633
Costs and expenses
Cost of sales	5,336	5,211
Selling, general and administrative expenses	303	291
Amortization of intangibles	4	6
Restructuring charges, net	20	17
Other income (expense), net	(66)	(31)

Earnings from continuing operations before interest and income taxes	187	77
Loss on extinguishment of debt	(31)
Interest income	14	8
Interest expense	63	130

Earnings (loss) from continuing operations before income taxes	107	(45)
Income tax expense	132	(2)
Equity in earnings of affiliates	11	27

Net loss from continuing operations	(14)	(16)
Net income from discontinued operations	1,124	164

Net income	1,110	148
Less: Noncontrolling interests net income from continuing operations	13	13

Net income attributable to the parent company	$1,097	$135

Net income (loss) per share available to common stockholders
Basic loss per share from continuing operations	$(0.25)	$(0.21)
Basic earnings per share from discontinued operations	10.43	1.18

Basic earnings per share	$10.18	$0.97

Diluted loss per share from continuing operations	$(0.25)	$(0.21)
Diluted earnings per share from discontinued operations	10.43	1.18

Diluted earnings per share	$10.18	$0.97

Weighted-average shares outstanding - Basic	107.8	139.2
Weighted-average shares outstanding - Diluted	107.8	139.2

DANA INCORPORATED

Consolidated Statement of Comprehensive Income (Unaudited)

For the Three Months Ended September 30, 2026 and 2025

(In millions)	Three Months Ended September 30,
	2026	2025
Net income (loss) from continuing operations	$(10)	$13
Other comprehensive income (loss) from continuing operations, net of tax:
Currency translation adjustments		2
Hedging gains and losses	(10)	6
Defined benefit plans		1

Other comprehensive income (loss) from continuing operations	(10)	9

Total comprehensive income (loss) from continuing operations	(20)	22

Net income from discontinued operations	29	74
Other comprehensive income (loss) from discontinued operations, net of tax:
Currency translation adjustments		(10)

Other comprehensive loss from discontinued operations	—	(10)

Total comprehensive income from discontinued operations	29	64

Total comprehensive income	9	86
Less: Comprehensive income from continuing operations attributable to noncontrolling interests	(4)	(3)

Comprehensive income attributable to the parent company	$5	$83

DANA INCORPORATED

Consolidated Statement of Comprehensive Income (Unaudited)

For the Nine Months Ended September 30, 2026 and 2025

(In millions)	Nine Months Ended September 30,
	2026	2025
Net loss from continuing operations	$(14)	$(16)
Other comprehensive income (loss) from continuing operations, net of tax:
Currency translation adjustments	23	49
Hedging gains and losses	(16)	47
Defined benefit plans	(1)	1

Other comprehensive income from continuing operations	6	97

Total comprehensive income (loss) from continuing operations	(8)	81

Net income from discontinued operations	1,124	164
Other comprehensive income (loss) from discontinued operations, net of tax:
Currency translation adjustments	179	(2)
Hedging gains and losses		1

Other comprehensive income (loss) from discontinued operations	179	(1)

Total comprehensive income from discontinued operations	1,303	163

Total comprehensive income	1,295	244
Less: Comprehensive income from continuing operations attributable to noncontrolling interests	(13)	(14)

Comprehensive income attributable to the parent company	$1,282	$230

DANA INCORPORATED

Consolidated Balance Sheet (Unaudited)

As of September 30, 2026 and December 31, 2025

(In millions, except share and per share amounts)	September 30, 2026	December 31, 2025
Assets
Current assets
Cash and cash equivalents	$321	$469
Accounts receivable
Trade, less allowance for doubtful accounts of $11 in 2026 and $15 in 2025	1,298	987
Other	314	254
Inventories	987	1,015
Other current assets	228	114
Current assets of disposal group held for sale	37	1,029

Total current assets	3,185	3,868
Intangibles	56	71
Deferred tax assets	500	534
Other noncurrent assets	133	102
Investments in affiliates	114	102
Operating lease assets	166	305
Property, plant and equipment, net	1,916	1,872
Noncurrent assets of disposal group held for sale	8	954

Total assets	$6,078	$7,808

Liabilities and equity
Current liabilities
Short-term debt	$710	$615
Current portion of long-term debt	26	30
Accounts payable	1,317	1,154
Accrued payroll and employee benefits	196	210
Taxes on income	119	75
Current portion of operating lease liabilities	33	41
Other accrued liabilities	403	495
Current liabilities of disposal group held for sale	14	688

Total current liabilities	2,818	3,308
Long-term debt, less debt issuance costs of $5 in 2026 and $16 in 2025	839	2,566
Noncurrent operating lease liabilities	128	266
Pension and postretirement obligations	239	249
Other noncurrent liabilities	278	337
Noncurrent liabilities of disposal group held for sale		183

Total liabilities	4,302	6,909

Commitments and contingencies
Parent company stockholders’ equity
Preferred stock, 50,000,000 shares authorized, $0.01 par value, no shares outstanding	—	—
Common stock, 450,000,000 shares authorized, $0.01 par value, 101,060,529 and 112,284,138 shares outstanding	1	1
Additional paid-in capital	1,324	1,671
Retained earnings	1,291	235
Treasury stock, at cost (2,533,552 and 1,944,700 shares)	(53)	(35)
Accumulated other comprehensive loss	(847)	(1,032)

Total parent company stockholders’ equity	1,716	840
Noncontrolling interests	60	59

Total equity	1,776	899

Total liabilities and equity	$6,078	$7,808

DANA INCORPORATED

Consolidated Statement of Cash Flows (Unaudited)

For the Three Months Ended September 30, 2026 and 2025

	Three Months Ended
(In millions)	September 30,
	2026	2025
Operating activities
Net income	$19	$87
Less: Net income from discontinued operations	29	74

Net income (loss) from continuing operations	(10)	13
Depreciation	84	86
Amortization	2	3
Amortization of deferred financings charges	3	1
Redemption premium on debt	20
Earnings of affiliates, net of dividends received	(2)	21
Stock compensation expense	9	8
Deferred income taxes	(10)	(41)
Pension expense, net		(1)
Change in working capital	33	(10)
Change in other noncurrent assets and liabilities	(27)	(43)
Loss on divestiture of ownership interests		(19)
Other, net	10	(46)

Net cash provided by (used in) operating activities from continuing operations	112	(28)
Net cash provided by (used in) operating activities from discontinued operations	(10)	139

Net cash provided by operating activities	102	111

Investing activities
Purchases of property, plant and equipment	(70)	(49)
Proceeds from sale of property, plant and equipment		1
Settlements of undesignated derivatives	(8)	(9)
Other, net		(4)

Net cash used in investing activities from continuing operations	(78)	(61)
Net cash used in investing activities from discontinued operations	(2)	(9)

Net cash used in investing activities	(80)	(70)

Financing activities
Net change in short-term debt	197	(150)
Proceeds from Term A Facility	500	250
Repayment of long-term debt	(483)	(6)
Redemption premium on debt	(20)
Dividends paid to common stockholders	(13)	(13)
Repurchases of common stock	(200)	(182)
Distributions to noncontrolling interests	(8)	(11)
Other, net	(1)

Net cash used in financing activities	(28)	(112)

Net decrease in cash, cash equivalents and restricted cash	(6)	(71)
Cash, cash equivalents and restricted cash – beginning of period	349	501
Effect of exchange rate changes on cash balances	(3)	(1)

Cash, cash equivalents and restricted cash – end of period	$340	$429

DANA INCORPORATED

Consolidated Statement of Cash Flows (Unaudited)

For the Nine Months Ended September 30, 2026 and 2025

	Nine Months Ended
(In millions)	September 30,
	2026	2025
Operating activities
Net income	$1,110	$148
Less: Net income from discontinued operations	1,124	164

Net loss from continuing operations	(14)	(16)
Depreciation	250	257
Amortization	7	9
Amortization of deferred financings charges	5	4
Redemption premium on debt	20
Earnings of affiliates, net of dividends received	(10)	(4)
Stock compensation expense	28	31
Deferred income taxes	20	(67)
Pension expense, net	(4)	(1)
Change in working capital	(188)	(212)
Change in other noncurrent assets and liabilities	(50)	(56)
(Gain) loss on divestiture of ownership interests	8	(12)
Noncash electric vehicle program termination charges	59
Other, net	(29)	8

Net cash provided by (used in) operating activities from continuing operations	102	(59)
Net cash provided by (used in) operating activities from discontinued operations	(86)	165

Net cash provided by operating activities	16	106

Investing activities
Purchases of property, plant and equipment	(274)	(153)
Proceeds from sale of property, plant and equipment	2	12
Proceeds from sales of investments	1	57
Settlements of undesignated derivatives	(14)	(15)

Net cash used in investing activities from continuing operations	(285)	(99)
Net cash provided by (used) in investing activities from discontinued operations	2,526	(31)

Net cash provided by (used in) investing activities	2,241	(130)

Financing activities
Net change in short-term debt	(421)	372
Proceeds from Term A Facility	500	250
Repayment of long-term debt	(1,821)	(216)
Redemption premium on debt	(20)
Dividends paid to common stockholders	(39)	(42)
Repurchases of common stock	(369)	(439)
Distributions to noncontrolling interests	(10)	(14)
Payment for mandatorily redeemable noncontrolling interest	(190)
Swap settlements		(14)
Other, net	(26)	(8)

Net cash used in financing activities	(2,396)	(111)

Net decrease in cash, cash equivalents and restricted cash	(139)	(135)
Cash, cash equivalents and restricted cash – beginning of period	486	512
Effect of exchange rate changes on cash balances	(7)	52

Cash, cash equivalents and restricted cash – end of period	$340	$429

DANA INCORPORATED

Reconciliation of Net Cash Provided By (Used In) Operating Activities to

Adjusted Free Cash Flow (Unaudited)

	Three Months Ended
(In millions)	September 30,
	2026	2025
Net cash provided by operating activities	$102	$111
Purchases of property, plant and equipment - Continuing operations	(70)	(49)
Purchases of property, plant and equipment - Discontinued operations	(2)	(11)
Proceeds from sale of property, plant and equipment - Continuing operations	—	1
Cash paid for purchase of electrical capacity demand rights	24	—
Cash paid for Off-Highway business divestiture related activities	11	49
Cash paid for Mobility business acquisition related activities	1	—

Adjusted free cash flow	$66	$101

	Nine Months Ended
(In millions)	September 30,
	2026	2025
Net cash provided by operating activities	$16	$106
Purchases of property, plant and equipment - Continuing operations	(274)	(153)
Purchases of property, plant and equipment - Discontinued operations	(3)	(33)
Proceeds from sale of property, plant and equipment - Continuing operations	2	12
Cash paid for purchase of leased facilities	88
Cash paid for purchase of electrical capacity demand rights	24
Cash paid for Off-Highway business divestiture related activities	85	61
Cash paid for Mobility business acquisition related activities	1

Adjusted free cash flow	$(61)	$(7)

DANA INCORPORATED

Segment Sales and Adjusted EBITDA (Unaudited)

For the Three Months Ended September 30, 2026 and 2025

	Three Months Ended
(In millions)	September 30,
	2026	2025
Sales
Light Vehicle	$1,371	$1,353
Commercial Vehicle	667	564

Total Sales	$2,038	$1,917

Adjusted EBITDA
Light Vehicle	$151	$126
Commercial Vehicle	69	51
Corporate expense and other items, net	(2)	(15)

Adjusted EBITDA	$218	$162

DANA INCORPORATED

Segment Sales and Adjusted EBITDA (Unaudited)

For the Nine Months Ended September 30, 2026 and 2025

	Nine Months Ended
(In millions)	September 30,
	2026	2025
Sales
Light Vehicle	$4,019	$3,901
Commercial Vehicle	1,897	1,732

Total Sales	$5,916	$5,633

Adjusted EBITDA
Light Vehicle	$406	$306
Commercial Vehicle	200	139
Corporate expense and other items, net	(10)	(43)

Adjusted EBITDA	$596	$402

DANA INCORPORATED

Reconciliation of Earnings From Continuing Operations Before

Income Taxes to Adjusted EBITDA (Unaudited)

For the Three Months Ended September 30, 2026 and 2025

	Three Months Ended
(In millions)	September 30,
	2026	2025
Earnings from continuing operations before income taxes	$52	$9
Adjustments related to continuing operations
Loss on extinguishment of debt	24	—
Interest income	(4)	(3)
Interest expense	20	47
Depreciation	84	86
Amortization	2	3
Non-service cost components of pension and OPEB costs	—	3
Restructuring charges, net	5	4
Stock compensation expense	9	8
Strategic transaction expenses	20	6
Gain on sale of property, plant and equipment	—	1
Supplier capacity charge adjustment	—	(2)
Electric vehicle program termination charges	1	—
Foreign exchange gain on unhedged intercompany loans	4	—
Other items	1	—

Adjusted EBITDA	$218	$162

DANA INCORPORATED

Reconciliation of Earnings (Loss) From Continuing Operations Before

Income Taxes to Adjusted EBITDA (Unaudited)

For the Nine Months Ended September 30, 2026 and 2025

	Nine Months Ended
(In millions)	September 30,
	2026	2025
Earnings (loss) from continuing operations before income taxes	$107	$(45)
Adjustments related to continuing operations
Loss on extinguishment of debt	31	—
Interest income	(14)	(8)
Interest expense	63	130
Depreciation	250	257
Amortization	7	9
Non-service cost components of pension and OPEB costs	4	7
Restructuring charges, net	20	17
Stock compensation expense	28	31
Strategic transaction expenses	40	12
Supplier capacity charge adjustment	—	(21)
Amounts attributable to previously closed/divested operations	1	—
Distressed supplier costs	2	—
Loss on divestiture of ownership interests	8	7
Electric vehicle program termination charges	65	—
Foreign exchange gain on unhedged intercompany loans	(19)	—
Other items	3	6

Adjusted EBITDA	$596	$402

DANA INCORPORATED

Reconciliation of Net Income (Loss) Attributable to the Parent Company to

Adjusted Net Income Attributable to the Parent Company and

Diluted Adjusted EPS (Unaudited)

For the Three Months Ended September 30, 2026 and 2025

(In millions, except per share amounts)	Three Months Ended
	September 30,
	2026	2025
Net income attributable to the parent company	$15	$83
Items impacting income before income taxes:
Amortization	2	3
Restructuring charges, net	5	4
Strategic transaction expenses	20	6
Supplier capacity commitment charge adjustment		(2)
Electric vehicle program termination charges	1
Loss on extinguishment of debt	24
Foreign exchange gain on unhedged intercompany loans	4
Net (income) loss from discontinued operations	(29)	(74)
Other items	(1)
Items impacting income taxes:
Net income tax benefit on items above	14	(4)
Income tax expense attributable to various discrete tax matters	(11)	(21)

Adjusted net income (loss) attributable to the parent company	$44	$(5)

Diluted shares - as reported	105.5	130.8
Adjusted diluted shares	107.0	128.4
Diluted adjusted EPS	$0.41	$(0.04)

DANA INCORPORATED

Reconciliation of Net Income Attributable to the Parent Company to

Adjusted Net Income (Loss) Attributable to the Parent Company and

Diluted Adjusted EPS (Unaudited)

For the Nine Months Ended September 30, 2026 and 2025

(In millions, except per share amounts)	Nine Months Ended
	September 30,
	2026	2025
Net income attributable to the parent company	$1,097	$135
Items impacting income before income taxes:
Amortization	7	9
Restructuring charges, net	20	17
Strategic transaction expenses	40	12
Supplier capacity commitment charge adjustment		(21)
Loss on divestiture of ownership interests	8	7
Electric vehicle program termination charges	65
Loss on extinguishment of debt	31
Amounts attributable to previously closed/divested operation	1
Distressed supplier costs	2
Foreign exchange gain on unhedged intercompany loans	(19)
Net income from discontinued operations	(1,124)	(164)
Items impacting income taxes:
Net income tax benefit on items above	(48)	(9)
Income tax expense (benefit) attributable to various discrete tax matters	1	(26)

Adjusted net income (loss) attributable to the parent company	$81	$(40)

Diluted shares - as reported	107.8	139.2
Adjusted diluted shares	109.2	139.2
Diluted adjusted EPS	$0.74	$(0.29)

October 28, 2026 2026 Third-Quarter Conference Call

Disclaimers Cautionary Notes on Forward-Looking Statements This communication includes “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between Eaton Corporation plc (“Eaton”), Dana Incorporated (“Dana”) and Mobility (USA) Corporation (“SpinCo”), as well as statements regarding Dana’s business, financial condition and results of operations more generally. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “potential,” “continue,” “ongoing,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding Dana’s current expectations, estimates and projections about its industry and business, the expected timing and structure of the proposed transaction and financing of the transaction, the ability of the parties to complete the proposed transaction, the expected benefits of the proposed transaction, including future financial and operating results and strategic and synergistic benefits, the tax consequences of the proposed transaction and the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward-looking statements. These forward-looking statements are based on Dana’s current expectations and are subject to risks and uncertainties and are not guarantees of future results. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, the ability to complete the proposed transaction on the timeframe or on the terms currently anticipated or at all, including due to a failure to obtain requisite stockholder and/or regulatory approvals; risks related to difficulties, inabilities or delays in integrating the businesses of Dana and SpinCo; the ability to realize the anticipated benefits of the proposed transaction, including estimated combined EBITDA, estimated combined revenue and estimated run-rate cost synergies; potential impact of the proposed transaction on Dana’s stock price; restrictions on the conduct of Dana’s business prior to and after closing and on its ability to pursue alternatives to the proposed transaction; the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, or unforeseen or unknown liabilities; the ability of the combined company to implement its business strategy; the inability of the combined company to retain and hire key personnel; the occurrence of any event that could give rise to termination of the proposed transaction; the risk that stockholder litigation in connection with the proposed transaction or other litigation, settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; risks relating to the ability to obtain financing for the transaction upon acceptable terms or at all; evolving legal, regulatory and tax regimes; changes in general economic and/or industry specific conditions; global economic repercussions related to U.S. and global inflationary pressures and potential recessionary concerns; the risks that the anticipated tax treatment of the proposed transaction is not obtained; the risk of greater than expected difficulty in separating the business of SpinCo from the other businesses of Eaton; risks related to the disruption of management time from ongoing business operations due to the pendency of the proposed transaction, or other effects of the pendency of the proposed transaction on the relationship of any of the parties to the transaction with their employees, customers, suppliers or other counterparties; and other risk factors detailed from time to time in Dana’s reports filed with the Securities and Exchange Commission (the “SEC”), including Dana’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC, including documents that will be filed with the SEC in connection with the proposed transaction. The foregoing list of important factors is not exclusive. Any forward-looking statements speak only as of the date of this communication. Dana does not undertake, and expressly disclaims, any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements. Important Information About the Transaction and Where to Find It In connection with the proposed transaction, SpinCo filed with the SEC a registration statement on Form S-1/S-4 (the “Form S-1/S-4”) that constitutes a prospectus with respect to the shares of common stock, par value $0.01 per share, of SpinCo (the “SpinCo shares”) to be issued to Eaton shareholders in the proposed exchange offer (the “prospectus/offer to exchange”). Eaton intends to file with the SEC a tender offer statement (the “Schedule TO”) with respect to the offer by Eaton to exchange all SpinCo shares for ordinary shares, par value $0.01 per share, of Eaton that are validly tendered and not properly withdrawn prior to the expiration of the exchange offer (if any). In addition, SpinCo filed with the SEC a registration statement on Form S-4 (the “Form S-4”) that includes a proxy statement of Dana and that also constitutes a prospectus of SpinCo with respect to the SpinCo shares to be issued in the proposed merger (the “proxy statement/prospectus”). Each of Eaton, SpinCo and Dana may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the Form S-1/S-4, Schedule TO, Form S-4, prospectus/offer to exchange, proxy statement/prospectus or any other document that Eaton, SpinCo or Dana may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, THE SCHEDULE TO; THE PROSPECTUS/OFFER TO EXCHANGE, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT EATON, DANA, SPINCO AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the Form S-1/S-4, Schedule TO, Form S-4, the prospectus/offer to exchange and the proxy statement/prospectus and other documents containing important information about Eaton, Dana and SpinCo and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with, or furnished to, the SEC by Eaton and SpinCo will be available free of charge on Eaton’s website at https://www.eaton.com/us/en-us/company/investor-relations.html. Copies of the documents filed with, or furnished to, the SEC by Dana will be available free of charge on Dana’s website at https://danaincorporated.gcs-web.com/. The information included on, or accessible through, Eaton or Dana’s website is not incorporated by reference into this communication. Participants in the Solicitation Eaton, Dana, SpinCo and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Eaton, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Eaton’s proxy statement for its 2026 Annual General Meeting of Shareholders, which was filed with the SEC on March 13, 2026. Information about the directors and executive officers of Dana, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Form S-1/S-4 and Form S-4. Investors should read Form S-1/S-4, Schedule TO, Form S-4, the prospectus/offer to exchange and the proxy statement/prospectus carefully if and when available before making any voting or investment decisions. You may obtain free copies of these documents from Eaton or Dana using the sources indicated above. No Offer or Solicitation This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy or exchange any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or in a transaction exempt from the registration requirements of the Securities Act. Note Regarding Use of Non-GAAP Financial Measures In addition to the financial measures presented in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”), this communication includes certain non-GAAP financial measures (collectively, the “Non-GAAP Measures”), such as adjusted EBITDA, adjusted EBITDA margin, adjusted net income (loss) attributable to the parent company, diluted adjusted EPS, and adjusted free cash flow. Adjusted EBITDA is a non-GAAP financial measure which we have defined as net income (loss) before interest, income taxes, depreciation, amortization, equity grant expense, restructuring expense, expenses related to the acquisition of the Eaton Mobility business, non-service cost components of pension and other postretirement benefit costs and other adjustments not related to our core operations (gain/loss on debt extinguishment, pension settlements, divestitures, impairment, etc.). Adjusted EBITDA is a measure of our ability to maintain and continue to invest in our operations and provide shareholder returns. We use adjusted EBITDA in assessing the effectiveness of our business strategies, evaluating and pricing potential acquisitions and as a factor in making incentive compensation decisions. In addition to its use by management, we also believe adjusted EBITDA is a measure widely used by securities analysts, investors and others to evaluate financial performance of our company relative to other Tier 1 automotive suppliers. Adjusted net income (loss) attributable to the parent company is a non-GAAP financial measure which we have defined as net income (loss) attributable to the parent company, excluding any discrete income tax items, restructuring charges, expenses related to the acquisition of the Eaton Mobility business, amortization expense and other adjustments not related to our core operations (as used in adjusted EBITDA), net of any associated income tax effects. This measure is considered useful for purposes of providing investors, analysts and other interested parties with an indicator of ongoing financial performance that provides enhanced comparability to net income (loss) attributable to the parent company reported by other companies. Adjusted net income (loss) attributable to the parent company is neither intended to represent nor be an alternative measure to net income (loss) attributable to the parent company reported in accordance with GAAP. Diluted adjusted EPS is a non-GAAP financial measure which we have defined as adjusted net income (loss) attributable to the parent company divided by adjusted diluted shares. We define adjusted diluted shares as diluted shares as determined in accordance with GAAP based on adjusted net income (loss) attributable to the parent company. This measure is considered useful for purposes of providing investors, analysts and other interested parties with an indicator of ongoing financial performance that provides enhanced comparability to EPS reported by other companies. Diluted adjusted EPS is neither intended to represent nor be an alternative measure to diluted EPS reported in accordance with GAAP. Adjusted free cash flow is a non-GAAP financial measure which we have defined as net cash provided by (used in) operating activities less purchases of property, plant and equipment plus proceeds from sale of property, plant and equipment plus cash paid for purchase of electric capacity demand rights plus cash paid for Off-Highway business divestiture related activities and cash paid for Eaton Mobility acquisition related activities. We believe adjusted free cash flow is useful to investors in evaluating the operational cash flow of the company inclusive of the spending required to maintain the operations. Adjusted free cash flow is not intended to represent nor be an alternative to the measure of net cash provided by (used in) operating activities reported in accordance with GAAP. Adjusted unlevered free cash flow is also a non-GAAP financial measure, which we have defined as adjusted free cash flow less cash interest, net. These Non-GAAP Measures should not be used in isolation or as a substitute or alternative to results determined in accordance with U.S. GAAP. In addition, Dana’s and Eaton’s definitions of these Non-GAAP Measures may not be comparable to similarly titled non-GAAP financial measures reported by other companies. A reconciliation of these Non-GAAP Measures to the most directly comparable financial measures calculated and reported in accordance with U.S. GAAP can be found in Dana’s filings with the SEC, except for financial guidance, projections and other forward-looking information since such a reconciliation is not practicable without unreasonable effort as Dana is unable to reasonably forecast certain amounts that are necessary for such reconciliation. For example, we have not provided a reconciliation of our adjusted EBITDA outlook to the most comparable GAAP measures of net income (loss). Providing net income (loss) guidance is potentially misleading and not practical given the difficulty of projecting event-driven transactional and other non-core operating items that are included in net income (loss), including restructuring actions, asset impairments and certain income tax adjustments. The accompanying reconciliations of these non-GAAP measures with the most comparable GAAP measures for the historical periods presented are indicative of the reconciliations that will be prepared upon completion of the periods covered by the non-GAAP guidance.

Craig Barber Senior Director, Investor Relations and Corporate Communications Timothy Kraus Executive Vice President and Chief Financial Officer Agenda Byron Foster Chief Executive Officer

Business Overview

Operating performance

$2B
Sales
+$121M vs. Q3 2025

$218M
Adjusted EBITDA
+$56M vs. Q3 2025

10.7%
EBITDA margin
+220 basis points vs. Q3 2025

Solid third-quarter results driven by productivity gains and commercial actions

Cost savings

On track to achieve target by year end

$60M
Realized year-to-date

$320M
Realized program-to-date

$325M
Program target to be realized in Q4

Continuing to offset ~$40M of stranded costs from the Off-Highway sale

Share repurchases

Increased to $469M in 2026

Third Quarter
$200M
Returned to shareholders
~6.6M shares repurchased

Year-to-Date
$369M
Returned to shareholders
~$100M more planned in 2026

Program-to-Date
$1,020M
Returned to shareholders
$2B authorization completion accelerated to mid-2029

Program active until Eaton Mobility transaction closes around the end of Q1 2027

Eaton Mobility Transaction on Track and Pre-Closing Share Repurchases Increased

See "Disclaimers" for comments regarding the presentation of non-GAAP measures

© 2026 Dana

4

Eaton Mobility Transaction Update Highly strategic combination Brings together two companies with complementary product portfolios Creates a focused, scaled powertrain leader, accelerating the Dana 2030 plan Combination to be structured as a split-off and Reverse Morris Trust transaction Intended to be tax-free to Dana and Eaton shareholders for U.S. federal income tax purposes Provides for orderly distribution of shares to Eaton shareholders interested in New Dana Expect to achieve at least $250M run-rate cost synergies within 24 months post-close Achievable synergy plan leveraging Dana’s strong history of cost savings realizations and successful business integrations Sales synergies expected from strong product fit and combined sales force Maintains attractive pro forma synergized 2026 net leverage of ~1.6x, inclusive of the additional $100M in share buybacks Transaction tracking to close around the end of the first quarter of 2027 Only one remaining regulatory approval pending Mobility A Powerful Strategic and Financial Combination, Which Provides Significant Value for Dana Shareholders Key Transaction Elements

Estimated Timeline to Close Transaction ~ End of Q1 2027 Target for transaction close Mobility On Track to Execute a Transaction that Drives Significant Value Above Dana’s Standalone Trajectory Expected special shareholder meeting date Today December 7 Continued strong execution in the business Q4 / FY 2026 Earnings ~ Mid- February Q3 Received nearly all regulatory approvals, with only one remaining

Combination Enhances and Accelerates Dana 2030 Objectives Objectives Mobility Traditional Product Growth Broader Scope of Products, e.g., Complete Drivetrain System Aftermarket Growth Accelerated Aftermarket Expansion and Increased Breadth Applied Technologies Growth Further Market Expansion with Complementary Product Set Manufacturing Excellence Accelerated Automation, Efficiency Across Broader Footprint Structural Cost Reduction Application of Best Practices and Strict Cost Discipline 2030 Sales Target of $14-$15 Billion with the Combination Areas of particular strength Areas of particular strength Mobility

Dana 2030: Automation Initial Phase 11 Plants executing automation projects 38 Automation units deployed, including robots, cobots, and AMRs $20M Run-rate cost savings in 2027 56 Additional automation units in progress Robot Cobot Autonomous Mobile Robot (AMR)

Business Combination Growth Opportunities Complementary Products, Channels, and Capabilities Create Incremental Growth Opportunities Beyond the $250M of identified cost synergies, we see significant revenue synergy opportunities incremental to Dana 2030 growth targets Aftermarket: Leverage Dana’s North American ‘big-box’ retail relationships to expand distribution of Eaton Mobility products Utilize Dana’s larger European aftermarket presence to introduce Eaton Mobility products across new channels and geographies Capitalize on Eaton Mobility’s North American remanufacturing capabilities to expand commercial vehicle driveline offerings Commercial Vehicle / Light Vehicle: Utilize Eaton Mobility’s larger North American commercial vehicle fleet sales force to expand Dana driveline product penetration Capitalize on strong light vehicle customer interest in Eaton Mobility products Leverage Dana’s global OEM relationships to expand Eaton Mobility product penetration Mobility

Commercial Vehicle Market Outlook Source: ACT Research, S&P, Company Forecasts North American Class 8 Production Volume North American Class 5-7 and Bus Production Volume Market Snapshot Improving freight economics and replacement demand support recovery Elevated backlogs provide visibility as production ramps Supply-chain constraints and regulatory uncertainty pose greatest risk to near-term volumes Market Snapshot Replacement demand supports sustained market recovery Government, utility and infrastructure investment driving vocational demand Near-term market recovery driven by urban freight delivery, E-commerce growth and dealer inventory stocking CAGR CAGR Dana Market Share Gains Leveraging Increasing Production Volumes

Financial Review

Higher sales driven by stronger commercial vehicle demand, backlog conversion, and commercial and cost-recovery actions Operational efficiencies, favorable mix, material cost savings, cost-recovery actions, and structural cost actions drove higher adjusted EBITDA Net interest expense declined $28 million following debt-reduction actions completed after the Off-Highway divestiture Higher tax expense included a $29 million charge related to a foreign income-tax settlement partially offset by a $12 million benefit associated with post Off-Highway sale restructuring actions The continuing-operations loss primarily reflects higher tax expense and a $24 million loss on the redemption of the 2031 Euro Notes ($ in millions, except EPS) Q3 ‘26 Q3 ‘25 Change Sales $2,038 $1,917 $121 Adjusted EBITDA 218 162 56 Margin 10.7% 8.5% 220 bps EBIT 92 53 39 Interest Expense, Net 16 44 (28) Income Tax Expense (Benefit) 64 (2) 66 Net Income (Loss) (Continuing Operations) (10) 13 (23) Adjusted Net Income 44 (5) 49 Diluted Adjusted EPS $0.41 $(0.04) $0.45 Changes from Prior Year 2026 Q3 Financial Results Higher Sales and Strong Operational Execution Drove 220 Basis Points of Margin Expansion See "Disclaimers" for comments regarding the presentation of non-GAAP measures

Strong profit conversion on organic growth, driven by favorable commercial vehicle mix and backlog conversion Operational performance and commercial and cost-recovery actions drove significant margin improvement Annualization of cost-saving actions continues to benefit margin Timing of tariff recoveries was a modest margin headwind Currency was a benefit largely driven by the real and rand Sales Adjusted EBITDA 10.7% Margin 2026 Q3 Sales and Profit Changes Volume Growth, Operating Performance, and Cost Actions Drive Margin Expansion 4.7% Margin 8.5% Margin See "Disclaimers" for comments regarding the presentation of non-GAAP measures

2026 Q3 Adjusted Free Cash Flow Adjusted free cash flow in 2025 includes cash generated from both continuing and discontinued operations, to align with Off-Highway deal structure One-time costs were lower due to completion of most cost reduction programs Lower net interest due to the timing of interest payments related to debt repayment after Off-Highway sale and lower average borrowings Lower taxes due to timing of payments and jurisdictional mix Working capital was impacted by timing of inventory reductions and customer recovery collections Higher capital spending driven by new programs and automation investments 1 Includes costs associated with business acquisitions and divestitures and restructuring. 2 Changes in working capital relating to interest, taxes, restructuring, and transaction costs are included in those respective categories. Changes from Prior Year ($ in millions) 2026 2025 Change Adjusted EBITDA Cont. Ops. $ 218 $ 162 $56 Adjusted EBITDA Disc. Ops. 113 (113) One-Time Costs1 (5) (17) 12 Interest, Net (36) (54) 18 Taxes (24) (47) 23 Working Capital / Other2 (17) 3 (20) Capital Spending, Net (70) (59) (11) Adjusted Free Cash Flow $ 66 $ 101 $(35) Higher Profit and Improved Capital Structure Drive Strong Cash Flow See "Disclaimers" for comments regarding the presentation of non-GAAP measures

2026 Financial Guidance

- Sales outlook increased $50 million at the midpoint, reflecting stronger commercial vehicle demand and higher commodity recoveries
- Adjusted EBITDA midpoint maintained at ~$825 million
- Adjusted free cash flow consistent with last year, as benefits of the Off-Highway divestiture offset the lower earnings due to discontinued operations

2026 Currency Assumptions

- **EUR: 1.16 USD/EUR**
- **INR: 95.00/USD**
- **BRL: 5.25/USD**
- **MXN: 18.50/USD**
- **THB: 32.25/USD**

2026 Guidance Ranges

	Guidance	Full-Year Outlook
Sales	**~$7.8B** ±$50M	Increased $50M; Range
Adjusted EBITDA	**~$825M** ±$25M	
Implied adjusted EBITDA margin	**~10.6%**	
Diluted adjusted EPS	**~$2.00** ±$0.25	
Adjusted free cash flow	**~$325M** ±$50M	

See "Disclaimers" for comments regarding the presentation of non-GAAP measures

Sales Outlook Increased; Earnings and Cash Flow Expectations Maintained

© 2026 Dana

15

Organic sales growth supported by backlog conversion, commercial vehicle aftermarket growth, and favorable mix Higher-margin backlog and aftermarket growth expected to drive strong profit conversion Operating efficiency, commercial actions, and execution of cost-reduction initiatives driving significant profit improvement Remaining cost-saving actions to provide further margin improvement Tariff costs expected to be substantially recovered within the year; commodities remain a modest margin headwind Sales Adjusted EBITDA ~10.6% Margin 2026 Full-Year Sales and Profit Changes Favorable Mix, Operating Execution, and Cost Actions Yield Significant Margin Expansion 8.1% Margin See "Disclaimers" for comments regarding the presentation of non-GAAP measures

2026 Full-Year Adjusted Free Cash Flow

- Adjusted free cash flow in 2025 includes cash generated from both continuing and discontinued operations, to align with Off-Highway deal structure
- Lower one-time costs, net interest, taxes, and working capital offset nearly all the loss of profit from the divested business
- Higher capital spending driven by timing of new business launches and investments supporting operational improvements and automation
- We utilized a portion of the proceeds of the Off-Highway sale to buy out certain facility leases. This was excluded from adjusted free cash flow, as were the proceeds from the sale

Changes from Prior Year

($ in millions)

	2026	2025	Change
Adjusted EBITDA Cont. Ops.	$ ~825	$ 610	$ ~215
Adjusted EBITDA Disc. Ops.		404	(400)
One-Time Costs[1]	(30)	(72)	40
Interest, Net	(90)	(165)	75
Taxes	(115)	(177)	60
Working Capital / Other[2]	35	(13)	50
Capital Spending, Net	(300)	(256)	(45)
Adjusted Free Cash Flow	$ ~325	$ 331	$ ~(5)

[1] Includes costs associated with business acquisitions and divestitures and restructuring.
[2] Changes in working capital relating to interest, taxes, restructuring, and transaction costs are included in those respective categories.

See "Disclaimers" for comments regarding the presentation of non-GAAP measures

Increased Profit Driving Strong Adjusted Free Cash Flow

© 2026 Dana

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Creating Value Through Execution and Strategic Transformation Combination Positions Dana as a Leading Global Powertrain Systems Provider Transaction on Track Delivered profitable growth and expanded margins Operational execution driving higher earnings and cash generation Delivered strong free cash flow while strengthening the balance sheet Significant progress toward 2030 growth targets with new business wins Continued Strong Execution Mobility Enhancements Pre-closing share repurchases restarted Split-off structure Transaction on track Synergy savings identified Closing expected around end of Q1 2027 Combination positions New Dana as a leading global powertrain systems provider

Q3 Earnings Appendix

* Sales Adjusted EBITDA 9.3% 2026 Q3 Sales and Profit Change by Segment Light Vehicle Systems * Sales Adjusted EBITDA 3.2% Commercial Vehicle Systems 9.0% 11.0% 10.3% See "Disclaimers" for comments regarding the presentation of non-GAAP measures *Corporate cost savings of $9M are allocated to the product groups in performance

Segment Sales Profiles Customers Regions Regions Light Vehicle Systems YTD 9/30/2026 Commercial Vehicle Systems YTD 9/30/2026 AB Volvo Customers

Diluted Adjusted EPS

Segment Data

Segment Data Continued

Cash Flow